

Mail Stop 6010

August 29, 2008

VIA U.S. MAIL and FACSIMILE: (813) 329-6113

Mr. Randall Lay
Chief Financial Officer
Lazy Days' R.V. Center, Inc.
6130 Lazy Days Boulevard
Seffner, Florida 33584-2968

> **RE:** **Lazy Days' R.V. Center, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Form 10-Q for the quarters ended March 31, 2008 and June 30, 2008**
> **File No. 333-118185**

Dear Mr. Lay:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents and future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K as of December 31, 2007
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 17

1.   Please tell us and disclose in future filings the reason for the $4.9 million non-
        cash LIFO inventory adjustment during fiscal year 2007 and how the amount was
        determined.

Financial Statements
General

2.   Please tell us where you have provided the disclosures required by paragraphs
        A240-242 of SFAS 123(R).

Note 1 - Basis of Presentation, page 34

3.   Please tell us and clarify in future filings the obligations of LD Holdings that are
        pushed down to the financial statements of Lazy Days' R.V. Center and the basis
        for this accounting treatment.

Note 1 - Revenue Recognition, page 34

4.   Please tell us and disclose in future filings the nature of your rental revenue and
        the related accounting treatment. In addition, clarify where the amounts related to
        the rental activities are included in your financial statements.

Note 7 – Leases, page 39

5.   Please tell us and revise future filings to disclose the terms of the amended lease
        agreement and asset purchase agreement with I-4. Please clarify the accounting
        for these agreements. In addition, tell us why the recognition of rent on a straight-
        line basis over the life of the lease results in deferred rent during the earlier years
        of lease as discussed in the last sentence of the first paragraph in Note 7.

Note 12 – Commitments and Contingencies, page 44

6.   Please tell us and revise future filings to disclose the nature of the transactions
        under the various consignments arrangements and clarify the related accounting
        treatment.

Note 13 – LD Holdings and RV Acquisition, page 45

7.   Please tell us the reason that you have included the balance sheets for LD Holdings and RV Acquisition in Note 13.

Certifications Exhibits 31.1 and 31.2

8.   We note that you filed your Chief Executive Officer and Chief Financial Officer certifications under Item 601(b)(31) of Regulation S-K. Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K. The certifications in your quarterly reports on Form 10-Q should also be revised.

9.   In addition, revise the first paragraphs of the exhibits to refer to the fiscal year ended December 31, 2007.

*****

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jong Hwang at (202) 551-3327 or me at (202) 551-3676 if you have questions.

Sincerely,

Brian Cascio
Accounting Branch Chief